March 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Comp Services, Inc. Registration Statement on Form S-1/A Filed February 22, 2012 File No. 333-178631

Dear Yong Kim:

We represent Comp Services, Inc. (“Comp Services” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 5, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on February 22, 2012. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your response to comment 3 in our letter dated February 10, 2012; however, it still appears that you are a shell company because you have nominal operations and assets consisting solely of cash. Refer to Rule 405 under the Securities Act.  If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to identify the at the selling shareholders as underwriters and to include the fixed price at wich the selling shareholder will sell the securities for the duration of the offering.

Prospectus Summary, page 1

2.
We note your response to comment 5 in our letter dated February 10, 2012 and your revised disclosure indicating that you have generated $3,000 in revenue.  Please revise your disclosure here, and in the Business and Management's Discussion and Analysis sections as appropriate, to briefly describe how you have generated revenue. In this regard, we note the statement in your supplemental response to comment 3 in our letter dated February 10, 2012 that you "have entered into agreements which have resulted in $3,000 of revenue to date."  Please clarify whether you have generated revenue by earning commissions, as your prospectus indicates is your business plan, or revise.

Response: The Registration Statement on Form S-1/A has been revised on pages 1, 11, and 15 to disclose the how we have generated revenue.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3.
We note your response to comment 8 in our letter dated February 10, 2012.  As previously requested, please confirm that the entire exhibit 10.8 is filed, as it appears that only the signature page and exhibits are included in the exhibit.

Response: A complete subscription agreement has been filed as exhibit 10.8.